Bontan Corporation Inc.

Consolidated Financial Statements

For the Nine Months Ended December 31, 2007 and 2006

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated February 6, 2008)

BONTAN CORPORATION INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the nine months ended December 31, 2007 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the nine months ended December 31, 2007 and the shareholders’ equity as at that date to the extent summarised in Note 14 to the consolidated financial statements.

February 6, 2008

Bontan Corporation Inc.

Consolidated Statement of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated February 6, 2008)

	Note	December 31, 2007 (unaudited)	March 31, 2007 (Audited)
Assets
Current
Cash		$1,584,305	$3,014,928
Short term investments	2(b), 3,10(viii),10(ix) & 12	4,060,227	3,315,691
Deferred stock based compensation	4	40,884	276,146
Prepaid and other receivables		48,846	66,153
		5,734,262	6,672,918
Computer Equipment		2,299	-
		$5,736,561	$6,672,918
Liabilities
Current
Accounts payable		$23,390	$19,052
Accrued liabilities		18,750	29,400
		42,140	48,452
Shareholders' Equity
Capital stock	5, 13	32,524,012	32,413,811
Warrants	6, 13	2,215,213	2,215,213
Contributed surplus		4,069,549	4,069,549
Accumulated other comprehensive loss	2(a)	(444,535)	-
Deficit		(32,669,818)	(32,074,107)
		5,694,421	6,624,466
		$5,736,561	$6,672,918

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated February 6, 2008)

	Note	Three months ended	Nine months ended	Three months ended	Nine months ended
		December 31, 2007		December 31, 2006
Income
Interest	10(vii)	17,670	64,351	18,872	72,331
Gain on disposal of short term investments		-	59,220	111,089	144,518

		$17,670	$123,571	$129,961	$216,849
Expenses
Exchange loss (gain)		(890)	185,820	(54,151)	96,877
Stock based compensation	4	78,372	235,262	75,009	289,455
Shareholders information	10 (i)	29,532	103,399	35,087	115,068
Travel, promotion and consulting	10(iv)	38,372	125,705	47,858	116,218
Loss on short term investments		16,441	-	-	-
Professional fees		6,233	20,796	14,195	22,565
Communication		3,684	8,458	1,879	6,207
Office and general		13,499	30,979	11,164	19,365
Bank charges and interest		533	1,188	935	13,307
Transfer agents fees		725	3,377	(869)	1,976
Rent	10 (ii)	1,427	4,298	1,350	4,316
Interest in gas property written off		-	-	21	4,102
		$187,928	$719,282	$132,478	$689,456
Net loss for period		$(170,258)	$(595,711)	$(2,517)	$(472,607)
Deficit - beginning of period		(32,499,560)	(32,074,107)	(32,380,154)	(31,910,064)
Deficit - end of period		$(32,669,818)	$(32,669,818)	$(32,382,671)	$(32,382,671)

Net Loss per share - Basic and diluted	8	$(0.01)	$(0.02)	$(0.00)	$(0.02)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated February 6, 2008)

	Three months ended	Nine months ended	Three months ended	Nine months ended
	December 31, 2007		December 31, 2006
Cash flows from operating activities
Net loss for period	(170,258)	(595,711)	(2,517)	(472,607)
Interest in gas property written off	-	-	21	4,102
(Gain)/loss on disposal of short term investments	16,441	(59,220)	(111,089)	(144,518)
Stock based compensation	78,372	235,262	75,009	289,455
Net change in working capital components
Prepaid and other receivable	(21,936)	17,307	(1,085)	30,450
Accounts payable and accrued liabilities	2,793	(6,312)	(32,511)	(146,103)
	$(94,588)	$(408,674)	$(72,172)	$(439,221)
Investing activities
Short term Investments	(513,124)	(1,189,071)	(326,594)	(1,983,299)
Interest in gas property	-	-	(21)	(4,102)
Net proceeds from sale of short term investments	(16,441)	59,220	111,089	144,518
Computer equipment	-	(2,299)	-	-
	$(529,565)	$(1,132,150)	$(326,615)	$(1,987,401)
Financing activities
Common shares issued net of issuance costs	-	110,201	-	1,172,813
Net advances from shareholders	-	-	141	(8)
	-	$110,201	$141	$1,172,805
Increase (decrease) in cash during period	(624,153)	(1,430,623)	(287,557)	(1,109,299)
Cash at beginning of period	2,208,458	3,014,928	2,441,100	3,262,842
Cash at end of period	$1,584,305	$1,584,305	$2,153,543	$2,153,543

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Comprehensive loss and Accumulated Other

                  Comprehensive loss

(Canadian Dollars)

(Unaudited –see Notice to Reader dated February 6, 2008)

	Three months ended	Nine months ended	Three months ended	Nine months ended
	December 31, 2007		December 31, 2006
Net loss for period	(170,258)	(595,711)	(2,517)	(472,607)
Other comprehensive loss
Unrealised losses on available for sale financial assets arising during the period	(590,257)	(1,404,236)	-	-

Comprehensive loss	(760,515)	(1,999,947)	(2,517)	(472,607)

Accumulated other comprehensive income (loss)
Beginning of period	145,723	959,702	-	-
Other comprehensive loss for period	(590,258)	(1,404,237)	-	-

Accumulated other comprehensive loss, end of period	(444,535)	(444,535)	-	-

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

1.

 NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company. However, lack of attractive projects in resource sector has led the management to broaden the Company’s business operations to look for suitable projects in all sectors including high technology, health care and natural resources.

The Company focuses on projects where the other project partners have proven experience in handling the project successfully and profitably.

The Company had no active projects during the nine months ended December 31, 2007.

2.

 ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2007 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2007, and the summary of significant accounting policies included therein except for the following new accounting standards, which were adopted as at April 1, 2007. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements:

(a)

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income

The new standard introduces comprehensive income, which consists of net income and other comprehensive income, (“OCI”). For the Company, OCI is currently comprised of the unrealized gains and losses on the Company’s short term investments which are classified as available for sale.

The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the consolidated balance sheet. The Company’s consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b)

CICA Section 3855, Financial instruments –Recognition and Measurement.

This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard. The methods used by the Company in determining the fair value of financial instruments are unchanged as a result of implementing this new accounting standard.

Cash is designated as “held-for-trading” and are measured at carrying value, which approximates fair value.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES – Continued..

(b)

CICA Section 3855, Financial instruments –Recognition and Measurement. - continued

Short term investments which are mostly in marketable securities are designated as “available-for-sale” and measured at fair value with unrealized gains and losses recorded in other comprehensive income until the security is sold or if an unrealized loss is considered other than temporary, the unrealized loss is expensed.

Prepaid and other receivable are designated as “loans and receivable” and are carried at cost. Accounts payable and accrued liabilities are designated as ‘other financial liabilities” and are carried at cost.

(c)

CICA Section 1651 Foreign currency translation

This Standard provides for a new treatment for exchange gains and losses arising from the translation of the financial statements of self sustaining foreign operations. The Standard requires that such translation gains and losses should be recognized in a separate component of other comprehensive income and disclosed in equity section of the balance sheet.

The Company’s only subsidiary, Bontan Oil & Gas Corporation uses US Dollar as a functional currency. However, the subsidiary is not self sustaining but is integrated to Bontan Corporation Inc. Hence translation gains and losses of this subsidiary continue to be charged to income.

3.  SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities, designated as “available-for-sale”.

Short term investments  are stated at fair value based on quoted market prices on the balance sheet as at December 31, 2007 except for the following investments which are stated at cost since their market value was not easily ascertainable as at December 31, 2007 and the management believes that it approximates the cost.

(a)

50,000 preference shares held in a private corporation for a cost of US$50,000.

(b)

500,000 Class A shares held in a private corporation for a cost of US$50,000.

(c)

1,000,000 common shares in a private corporation for a cost of $200,000.

Based on the management review of the affairs of the above investee companies and discussions with their management, it was concluded that there was no other than temporary impairment in the carrying costs of these investments as at December 31, 2007.

During the nine months and three months ended December 31, 2007, the short term investments had an unrealised loss of $1,404,236 and $ 590,257 respectively, which has been included in the accumulated other comprehensive loss.

Short term investments as at March 31, 2007 are stated at lower of cost and net realisable value and an unrealised gain of $959,702 was not accounted for in the accumulated other comprehensive income

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

4.

DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Stock compensation Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2007	Deferred during nine months to December 31, 2007	Expensed during nine months to December 31, 2007	Balance at December 31, 2007
Stocks	276,146	-	(235,262)	40,884
	$276,146	$-	$(235,262)	$40,884

	Balance at April 1, 2006	Deferred during nine months to December 31, 2006	Returned for cancellation	Expensed during nine months to December 31, 2006	Balance at December 31, 2006
Stocks	314,208	22,406	(5,980)	(289,455)	41,179
	$314,208	$22,406	$(5,980)	$(289,455)	$41,179

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

5.

 CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued

	December 31, 2007		March 31, 2007
	Common		Common
	Shares	Amount	Shares	Amount
Beginning of period	28,430,203	$32,413,811	22,757,703	$30,585,691
Issued under a private placement	-	-	4,500,000	1,303,126
Warrants issued	-	-	-	(3,810,814)
Warrants issued in settlement of expenses relating to private placement	-	-		(609,730)
Expenses relating to private placement				(130,313)
Warrants exercised	315,540	122,446
Expenses relating to warrants exercised (i)		(12,245)
Issued under 2003 Consultant Stock Compensation Plan	-	-	42,500	22,406
Issued under 2007 Consultant Stock Compensation Plan	-	-	1,150,000	313,486
Shares canceled	-	-	(20,000)	(5,980)
	28,745,743	$32,524,012	28,430,203	$27,667,872
Reversal of excess valuation of warrants	Note 13			4,745,939
	28,745,743	$32,524,012	28,430,203	$32,413,811

(i)

Expenses relating to warrants exercised related to finder fee payable to Current Capital Corp., a related corporation, at the rate of 10% of the proceeds.

(c)   Consultant stock compensation plans outstanding

On January 16, 2007, the Company filed 2007 Consultant stock compensation plan with Securities and Exchange Commission in a registration statement under the US Securities Act of 1933. !.5 million common shares of the Company were registered under the Plan. On December 12, 2007, the Company filed an amended 2007 Consultant stock compensation plan to register additional 1 million common shares of the Company. 1,150,000 common shares were issued to three consultants on February 9, 2007.

1,350,000 common shares have not yet been issued under the above Plans.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

6.   WARRANTS

	December 31, 2007		March 31, 2007

	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of period	13,161,960	2,215,213	5,667,410	2,540,608
Issued during period	-	-	6,500,000	3,810,814
issued in settlement of finders fee	-	-	1,040,000	609,730
Exercised during period	(315,540)	-	-	-
Expired during period	-	-	(45,450)
	12,846,420	$2,215,213	13,161,960	$6,961,152
Reversal of excess valuation of warrants (note 13)				(4,745,939)
Issued and outstanding at end of period	12,846,420	2,215,213	13,161,960	$2,215,213

Weighted average exercise price in US$

                      $0.44                                  $0.44

Weighted average remaining contractual life               0.51 years                           1.27 years

7.  OPTIONS

	December 31, 2007		March 31, 2007
	# of options	Weighted average exercise price in US$	# of options	Weighted average exercise price in US$
Issued and outstanding at beginning of period	4,795,000	0.46	4,795,000	0.46
Issued during period	-	-	-	-
Issued in settlement of finder’s fee	-	-	-	-
Exercised during period	-	-	-	-
Expired during period	(20,000)	0.75	-	-
Issued and outstanding at end of period	4,775,000	0.46	4,795,000	0.46

1,000,000 options are reserved for issuance as at December 31, 2007.

All options have been fully vested as at December 31, 2007 and as March 31, 2007.  All outstanding options were issued for five years and will expire as follows:

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

7.  OPTIONS - Continued

	December 31, 2007		March 31, 2007
	Options outstanding & exercisable		Options outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.35	1,630,000	1.82	1,630,000	2.33
0.50	3,015,000	2.10	3,025,000	2.37
0.75	125,000	1.63	125,000	2.39
1.00	5,000	1.63	15,000	2.38
0.46	4,775,000	1.80	4,795,000	2.36

8.

LOSS PER SHARE

Loss per share is calculated don the weighted average number of common shares outstanding during the period, which were 28,722,290 shares for the 9 months and 28,745,743 for the three months ended December 31, 2007 (Nine and three months ended December 31, 2006:  27,281,314 and 27,280,203 respectively).

The Company had approximately 12.8 million warrants and 4.8 million options, which were not exercised as at December 31, 2007. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

9.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.00

(b)

The Company entered into a consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. The fee for the calendar year ending December 31, 2007 was settled by issuance of 350,000 common shares under 2007 Consultant Stock Compensation Plan. The fee for the calendar year 2008 has not yet been agreed. However, Mr. Shah has agreed to a withdrawal of $10,000 per month in cash plus taxes towards his fee until his fee is finally decided and the market price of the Company’s common shares reaches at least US$0.50. The Board of directors have approved this arrangement. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)

The Company entered into a consulting contract with Mr. Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause.  Mr. Robinson accepted 500,000 common shares issued under 2007 Consultant Stock Compensation Plan in lieu of his fees for the year ending December 31, 2007. His fee for the year ending December 31, 2008 has not yet been agreed.

(d)

The Company has a consulting contract with Mr. John Robinson. Mr. John Robinson is sole owner of Current Capital Corp., a firm with which the Company has an ongoing contract for media and investor relations, and a brother of Mr. Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company.  On February 8, 2007, the Company renewed the consulting contract with Mr. John Robinson for another year to June 30, 2008.  The consulting fee was agreed to be US$82,000 which was pre-paid by issuance of 300,000 common shares under 2007 Consultant Stock Compensation Plan.  Mr. Robinson will provide services that include reviewing, evaluating and monitoring the oil and gas projects and short term investment opportunities that the Company may participate in from time to time.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

9.

COMMITMENTS AND CONTINGENT LIABILITIES - continued

e)  The Company has agreed to payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from exercise of any of the outstanding warrants. The likely fee if all the warrants outstanding as at December 31, 2007 are exercised will be approximately $575,000.

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements. The amounts are for the nine months ended December 31, 2007 with comparatives for the same period in fiscal 2007.

(i)

Included in shareholders information expense is $94,589 (2007: $101,132) to Current Capital Corp., (CCC) for media relations services.  CCC is a shareholder corporation and a Director of the Company provides accounting services as a consultant.

(ii)

CCC charged $4,298 for rent (2007: $4,316).

(iii)

Finder’s fee of $12,245 (2007: $740,043 of which $130,313 was paid in cash and balance in 1,040,000 warrants exercisable at US$0.35 each) was payable to CCC in connection with the warrants exercised.  The fee consisted of cash fee at the rate of 10% of the proceeds from the warrants exercised.

(iv)

Business expenses of $11,810 (2007: $7,752) were reimbursed to a Director of the Corporation and $83,826 (2007: $73,485) to a key consultant and a former Chief Executive Officer of the Company (Key Consultant).

(v)

Payable includes $7,079 (2007: $5,665) due to CCC, $6,541 (2007: $2,317) due to the Key Consultant and $1,728 (2007: $1,292) due to a Director.

(vi)

Prepaid and other receivable includes an expense advance of $2,500 to a Director.

(vii)

Interest income includes $nil (2007: $1,398) being interest paid on amounts borrowed by Chief Executive Officer.

(viii)

Included in short term investments is an investment of $200,000 (2007: $nil) in a Private Corporation controlled by a brother of the Key Consultant.

(ix)

Included in short term investments is an investment of $1,923,740 carrying cost and $1,820,475 fair value (2007: $1,601,493 carrying cost and $2,293,720 fair value) in a Public Corporation controlled by a key shareholder of the Company.  This investment represents common shares acquired in open market or through private placements and represents less than 1% of the said Corporation.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

11.

SEGMENTED INFORMATION

As at December 31, 2007 and 2006, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2007.

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	December 31, 2007	March 31, 2007

Canada	$5,736,561	$6,557,628
USA	-	115,290

	$5,736,561	$6,672,918

12.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The fair value for all financial assets and liabilities is considered to approximate their carrying values due to their short-term nature.

There is an exposure to market price fluctuation risk on the Company’s short term investments in marketable securities which accounted for approximately 71% of total assets of the Company as at December 31, 2007(50% as at March 31, 2007). Further, the Company’s holding in one Canadian marketable security accounted for approximately 45% of the total short term investment in marketable securities (48% as at March 31, 2007) or 32% of total assets at December 31, 2007 (24% as at March 31, 2007). As at December 31, 2007, this security had a carrying cost of approximately $1.9 million ($1.6 million as at March 31, 2007) and market value of approximately $1.8 million ($2.7 million as at March 31, 2007).

The management mitigates the market price fluctuation risk by daily monitoring of all its investments by experienced consultants.

The Company also has a currency exposure on its US dollar cash balances and marketable securities in US dollar on hand at December 31, 2007, which accounted for approximately 20% of the total assets (approximately 20% as at March 31, 2007).

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2007)

13. WARRANTS REVALUATION

During the fiscal years 2004 and 2006, 13,161,960 warrants were issued in connection with the private placements. These warrants were originally valued at $6,961,152 using the black-scholes valuation method. This value was reduced from the capital stock. However, this treatment resulted in a negative share capital amount, which is not permitted under the handbook section 3861.22.

The management has therefore revised the valuation of these warrants using the relative fair value method allowed under both the Canadian and US GAAPs (generally accepted accounting principles).Based on this valuation method, the revised value of the warrants issued came to $2,215,213. The excess debit of $4,745,939 to the capital stock has been reversed with retroactive effect to the prior year.

These changes have no effect on the shareholders’ equity, the consolidated statement of operations, consolidated statement of cash flows and consolidated statement of comprehensive loss and accumulated other comprehensive loss.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  - Continued

	December 31, 2007			March 31, 2007
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$5,734,262		$5,734,262	$6,672,918	959701	$7,632,619
Computer equipment	2,299		2,299	-	-	-
Total assets	$5,736,561	$-	$5,736,561	$6,672,918	$959,701	$7,632,619

Current Liabilities	42,140		42,140	48,452		48,452
Capital stock	32,524,012		32,524,012	32,413,811		32,413,811
Warrants	2,215,213		2,215,213	2,215,213		2,215,213
Accumulated other comprehensive income(loss)	(444,535)		(444,535)	0	1,412,673	1,412,673
Contributed surplus	4,069,549		4,069,549	4,069,549		4,069,549
Deficit	(32,669,818)		(32,669,818)	(32,074,107)	(452,972)	(32,527,079)
Liabilities and shareholders' equity	$5,736,561	$-	$5,736,561	$6,672,918	$959,701	$7,632,619

The impact of significant US GAAP variations on the Consolidated Statement of Operations is as follows:

Nine months ended December 30	2007	2006

Net Loss for period, Canadian GAAP	(595,711)	(472,607)
Reclassification of exchange loss(gain) on period end translation of foreign currency items and balances	-	96,877
Loss for year US GAAP	(595,711)	(375,730)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	-	(96,877)
Unrealised gain(losses) on available for sale financial assets arising durng period (i)	(1,404,236)	566,467
Comprehensive (loss ) gain for period, US GAAP	(1,999,947)	93,860

Basic and diluted loss per share, US GAAP	(0.02)	(0.01)

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2007 and 2006

(Unaudited –see Notice to Reader dated February 6, 2008)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - (Continued)

There was no impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows.

Short-term Marketable securities

As explained in Note 2, CICA introduced a new section 3855 to recognize and measure financial instruments including marketable securities. This revision brings the Canadian GAAP in line with the Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, which requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized. All short term investments are classified as “available-for-sale”.

Since the Company implemented the new Canadian standard on a prospective basis with no restatement of prior period financials, the reconciliation is presented to provide comparatives as per US GAAP.

    Future U.S. accounting policy changes

There were no new accounting developments in the US standards that would affect the results of operations or financial position of the Company other than those detailed in the audited consolidated financial statements for the year ended March 31, 2007.

15.

FUTURE CANADIAN ACCOUNTING POLICY CHANGES

The company is required to adopt the following accounting standards for Canadian GAAP purposes effective April 1, 2008.

(a)

Capital disclosures

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued a new handbook section 1535, “capital disclosure”, which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective for fiscal years beginning on or after October 1, 2007.

(b)

Financial instruments

In December 2006, the CICA issued two new handbook sections 3862 “Financial instruments – Disclosures” and 3863 “Financial instruments – Presentation”. These sections replace the handbook section 3861 “Financial instruments- Disclosure and Presentation.” These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards are effective for fiscal years beginning on or after October 1, 2007.